FILED BY NORTHROP GRUMMAN CORPORATION
                              PURSUANT TO RULE 425 UNDER THE SECURITIES
                              ACT OF 1933 AND DEEMED FILED PURSUANT TO
                              RULE 14D-2 OF THE SECURITIES EXCHANGE
                              ACT OF 1934
                              SUBJECT COMPANY: NEWPORT NEWS SHIPBUILDING INC. COMMISSION FILE NO.: 1-12385


[LOGO / NEWS - NORTHROP GRUMMAN]
                                               NORTHROP GRUMMAN CORPORATION
                                               Public Information
                                               1840 Century Park East
                                               Los Angeles, California
                                               90067-2199
                                               Telephone  310-553-6262
                                               Fax  310-556-4561

                             Contact: Randy Belote (Media) (703) 875-8450 Gaston Kent (Investors) (310) 201-3423


For Immediate Release

NORTHROP GRUMMAN CORPORATION PROPOSES TO ACQUIRE
------------------------------------------------
NEWPORT NEWS SHIPBUILDING
-------------------------

Northrop Grumman Offer Would Enhance the Competitive Landscape of the Military Shipbuilding Industry

Proposed Transaction with General Dynamics
Would Create an Unhealthy Monopoly

Northrop Grumman Bid Has Greater Certainty of Government Approval

     LOS ANGELES -- May 9, 2001 -- Northrop Grumman Corporation (NYSE: NOC) announced today that it has offered to acquire Newport News Shipbuilding (NYSE: NNS), citing concerns that the previously announced merger agreement between Newport News and General Dynamics Corporation (NYSE: GD) would create an unhealthy monopoly, resulting in an unacceptable and anticompetitive consolidation of the U.S. shipbuilding industry.

     The Board of Directors of Northrop Grumman has authorized management to match General Dynamics' offer of $67.50 per share for all the outstanding shares of common stock of Newport News, payable 75 percent in Northrop Grumman stock, the remainder in cash. Northrop Grumman said it expects to commence an exchange offer shortly, subject to customary conditions.

     In a letter to Newport News Chairman and Chief Executive Officer William P. Fricks (see attached), Northrop Grumman Chairman, President and CEO Kent Kresa said that he believes that a "combination of Newport News and Northrop Grumman (which recently purchased shipbuilder Litton Industries) would offer a variety of strategic benefits, including significant cost savings to the U.S. Navy and the opportunity for Newport News employees to become a part of a larger, more diversified company. In contrast to General Dynamics' offer, the product portfolios of Northrop Grumman and Newport News in no way overlap, provide opportunities for efficiencies, and the combination of our two companies would preserve the current competitive landscape of the military shipbuilding industry."

     Mr. Kresa also said that the "proposed transaction with General Dynamics raises serious antitrust issues" and, that if permitted to proceed, "would leave the nation vulnerable with only one nuclear capable submarine and ship builder." Mr. Kresa also cited a 1999 Department of Defense analysis that indicated that "over 75 percent of the total shipyard engineering talent and over 95 percent of the Navy R&D investment would exist in a combined General Dynamics-Newport News entity." Mr. Kresa added, "Nothing has changed since that analysis. This would be an unacceptable position for the U.S. government, the Navy and for Northrop Grumman."

     "We believe, and we believe that many already agree, that there is enormous national security value for America in maintaining, not eliminating, opportunities for competition between General Dynamics and Newport News. In short, we believe the General Dynamics-Newport combination would endanger national security and be costly to both the Navy and the American taxpayer."

     Mr. Kresa said that, "The Board of Newport News has a fiduciary responsibility to seriously consider our offer, as we believe it provides superior overall value and greater certainty of completion than the current merger agreement with General Dynamics."

     Northrop Grumman said its cash and stock offer is fully financed. Mr. Kresa said that he would seek a meeting with Mr. Fricks and Newport News' Board of Directors to discuss Northrop Grumman's offer.

     Northrop Grumman Corporation is a $15 billion global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial users.

     Northrop Grumman's senior management will conduct an investor conference call today at 6:30 a.m. P.D.T. The call-in number is (952) 556-2827 and the passcode is 5227436. The call will be webcast live on the Internet in the Investor Relations section of the company's Web site at www.northropgrumman.com.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. ANY EXCHANGE OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND RELATED MATERIALS. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND RELATED MATERIALS REGARDING THE EXCHANGE OFFER REFERRED TO IN THIS PRESS RELEASE, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

ANY SUCH REGISTRATION STATEMENT WOULD BE FILED BY NORTHROP GRUMMAN WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AS PART OF A TENDER OFFER STATEMENT. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT WWW.SEC.GOV. ANY SUCH REGISTRATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO NORTHROP GRUMMAN.

Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information (that the company believes to be within the definition in the Private Securities Litigation Reform Act of
1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include the company's ability to successfully integrate the operations of Litton, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

                                   # # #

[LOGO - NORTHROP GRUMMAN]
                                             NORTHROP GRUMMAN CORPORATION
                                             1840 Century Park East
                                             Los Angeles, California
                                             90067-2199
                                             Telephone  310-553-6262

May 8, 2001


Mr. William P. Fricks
Chairman and Chief Executive Officer
Newport News Shipbuilding Inc.
4101 Washington Avenue
Newport News, VA  23607-2770

Dear Bill,

We were disappointed by your April 25th announcement that Newport News had agreed to be acquired by General Dynamics for cash without exploring alternatives with Northrop Grumman. Moreover, we believe your proposed transaction with General Dynamics raises serious antitrust issues. As the Department of Defense previously noted, over 75% of the total shipyard engineering talent and over 95% of the shipbuilding Navy R&D investment would exist in a combined General Dynamics-Newport News entity. Furthermore, this combination would leave the nation vulnerable to only one nuclear capable submarine and shipbuilder.

While you stated that a nuclear "monopoly" already exists due to your recent history of Navy approved "teaming" with General Dynamics (your only nuclear capable competitor), we believe, and we believe many already agree, that there is enormous national security value for the United States in maintaining, not eliminating, competition. In short, we believe the General Dynamics-Newport News combination would eliminate competition, endanger national security and be costly both to the Navy and to the American taxpayer.

A business combination between Northrop Grumman and Newport News, on the other hand, should receive regulatory approval, and will be of greater benefit to your stockholders and other constituencies than would your current agreement with General Dynamics. Our Board of Directors has authorized me to advise you that we will match General Dynamics' offer of $67.50 per share for all the outstanding shares of Common Stock of Newport News, comprised 75% of Northrop Grumman common stock with the remainder in cash. We expect to commence an exchange offer shortly, subject to customary conditions.

We have great respect for Newport News' management team and expect that it would be well-represented in the senior management ranks of the combined shipbuilding business, including mutually agreed upon possible Board representation. A combination of Newport News and Northrop Grumman would offer a variety of benefits, including significant cost savings to the Navy and the opportunity for Newport News' employees and communities to become part of a larger, more diversified defense company.

Northrop Grumman believes its proposal is superior to the General Dynamics offer for the following reasons:

     a) Certainty of Completion. Northrop Grumman can provide Newport News shareholders with greater certainty of completion than the current merger agreement with General Dynamics. As previously mentioned, the General Dynamics combination would create a monopoly for submarines and naval nuclear propulsion. The combination would result in a significant majority of U.S. Navy ship-related revenues and nearly all of the Navy-related shipbuilding R&D in a single company. In contrast, the businesses of Northrop Grumman and Newport News, while not overlapping, do provide opportunities for efficiencies, and the combination of our two companies would preserve the current competitive landscape of the military shipbuilding industry.

     b) Superior Overall Value. Our proposal provides Newport News shareholders with the opportunity to retain an equity interest in one of the industry's leading diversified defense electronics, systems integration, information technology and shipbuilding enterprises with significant market capitalization and potential for further appreciation. Our proposal provides Newport News shareholders with the opportunity to elect the consideration of their choice (i.e., cash, Northrop Grumman common stock or a combination of both) and exchange their shares for Northrop Grumman common stock on a tax-free basis, providing superior value to General Dynamics' taxable transaction.

Our company's extensive experience in reviewing acquisition opportunities gives us the ability to conduct an efficient and expeditious due diligence process. We are prepared to move quickly in completing any potential transaction in an effort to meet any reasonable time schedule established by you and are prepared to negotiate a merger agreement consistent with the structure of our proposal on terms substantially similar to your agreement with General Dynamics. As such, your Board of Directors should be aware that, once we have completed due diligence, we will be prepared to enter into negotiations immediately with respect to all aspects of our proposal.

Our offer is a fully financed, cash and stock offer for all Newport News shares. As a company with $15 billion in revenues, an investment grade credit rating, a market capitalization of $8 billion and 80,000 employees, Northrop Grumman clearly has the financial wherewithal to consummate a transaction with Newport News. Accordingly and consistent with the terms of your merger agreement with General Dynamics, we believe the Board of Directors of Newport News has a fiduciary obligation to provide its shareholders with the opportunity to consider and take advantage of our offer. We trust that you will not take any action that would prevent shareholders from having a full opportunity to consider our offer.

We are convinced this transaction is truly a "win-win" opportunity for Newport News shareholders, employees, customers and is in the national interest. Our objective is a transaction that has the full support of you and the Newport News Board of Directors, as well as your employees, shareholders and many loyal customers and suppliers. We believe your Board of Directors will conclude, after considering all the factors and information available, that this offer is a Superior Proposal as defined in your agreement with General Dynamics. Accordingly, we will take the liberty of contacting you shortly to discuss the merits of this offer and arrange for a meeting.


Sincerely,

/s/ Kent Kresa
--------------

Kent Kresa
Chairman, President and CEO
Northrop Grumman Corporation